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                       [LETTERHEAD OF DEWEY BALLANTINE]


                                                                  March 19, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:  Cheniere Energy, Inc.
         Registration Statement No. 333-23421
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Ladies and Gentlemen:

  On behalf of Cheniere Energy, Inc. (the "Company"), we transmit herewith for filing, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a) of Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following paragraph, which should be included on the cover page of Registration Statement No. 333-23421, originally filed on March 17, 1997:

        "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                        Very truly yours,

                                        /s/ TIMOTHY J. ALVINO

                                        Timothy J. Alvino

cc: William D. Forster